Exhibit 4.1

PROMISSORY NOTE

US$150,000.00	Toronto, Canada
August 4, 2020

FOR VALUE RECEIVED, Rainmaker Worldwide Inc., a Nevada corporation with principal offices at 271 Brock Street, Peterborough, Ontario, K9H 2P8 ("Maker"), promises to pay to the order of Sphere 3D Corp., an Ontario, Canada corporation, or its successors (collectively, "Holder"), at the following address: 895 Don Mills Road, Building 2, Suite 900, Toronto, Ontario, M3C 1W3, or at such other place as the Holder may from time to time designate in writing, the principal sum of  ONE HUNDRED AND FIFTY THOUSAND UNITED STATES DOLLARS (US$150,000.00) (the "Loan").

The unpaid principal balance of this Note shall bear simple interest from and after the date hereof at the rate of ten percent (10.0%) per annum, and all principal and interest hereunder shall accrue monthly (based on 365 days per year) and be due and payable in full on or before the earlier of: (i) the closing of the date of the Merger Agreement dated July 14, 2020 by and among, the Holder, the Maker and S3D Nevada Inc. (the "Merger Agreement"), or (ii) February 28, 2021.  Principal and interest are payable in lawful money of the United States of America.

All payments hereunder shall be credited by Holder first to any late charges, then to accrued and unpaid interest and then to principal or other amounts owing pursuant hereto.  Maker shall have the right to prepay all, or any portion, of the indebtedness owing under this Note at any time without premium, charge or penalty.  Any prepayment hereunder shall be credited by Holder first to any late charges, then to accrued and unpaid interest, with the remainder of such payment being credited against the principal balance of the Note.

The occurrence of any of the following shall be deemed to be an event of default ("Event of Default") hereunder, if after written notice of such default to Maker, such default is not cured within five (5) days of such written notice of default:

a. failure to pay any monetary amount when due under this Note;

b. the occurrence of an event of default under this Note;

c. the date that either the Holder or Maker provides notice of termination pursuant to the terms of the Merger Agreement;

d. the occurrence of any event (including, without limitation, a change in the financial condition, business, or operations of Maker for any reason whatsoever) that materially and adversely affects the ability of Maker to perform any of its obligations under this Note; or

e. any litigation or proceeding that is commenced before any arbitrator (other than private adjudicator), court, government or governmental authority (federal, state, local or foreign) against or affecting Maker or the property of Maker or any part thereof and such litigation or proceeding is not defended diligently and in good faith by Maker.

No provision of this Note may be changed, discharged, terminated, or waived except in a writing signed by the party against whom enforcement of the change, discharge, termination, or waiver is sought.  No failure on the part of Holder to exercise and no delay by Holder in exercising any right or remedy under this Note or under the law shall operate as a waiver thereof.

If this Note is not paid when due upon maturity or acceleration or if any Event of Default occurs, Maker promises to pay all costs of enforcement and collection and preparation therefor, including but not limited to, reasonable attorneys' fees, whether or not any action or proceeding is brought to enforce the provisions hereof (including, without limitation, all such costs incurred in connection with any bankruptcy, receivership, or other court proceedings (whether at the trial or appellate level)).

Maker hereby waives diligence, demand for payment, presentment for payment, protest, notice of protest, notice of intent to accelerate, notice of acceleration, notice of dishonor, and notice of nonpayment, and all other notices or demands of any kind (except notices specifically provided for in this Note) and expressly agrees that, without in any way affecting the liability of Maker, Holder may extend any maturity date or the time for payment of any installment due hereunder, otherwise modify this Note.

If any provision of this Note is unenforceable, the enforceability of the other provisions shall not be affected and they shall remain in full force and effect. In this Note the singular shall include the plural and the masculine shall include the feminine and neuter gender, and vice versa.

This Note shall be governed by and construed in accordance with the laws of the Province of Ontario without giving effect to conflict of laws principles and all persons and entities in any manner obligated under this Note consent to the jurisdiction of any court located in the City of Toronto, Ontario.

Maker acknowledges and covenants that the proceeds of this Note shall be used exclusively for business purposes, and shall not be used for personal, family, household, or agricultural purposes. Maker acknowledges that the Loan is not a consumer loan or a consumer related loan.

Time is of the essence hereof.

IN WITNESS WHEREOF, Maker has executed and delivered this Note effective as of August 4, 2020.

RAINMAKER WORLDWIDE INC., a

Nevada Corporation

By: /s/ Michael O'Connor

  Michael O'Connor

  Chairman